March 18, 2011

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: John Reynolds

RE:	VLOV, Inc.
Response letter submitted March 1, 2011 relating to
Amendment No. 5 to Registration Statement on Form S-1
Filed January 28, 2011
File No. 333-163803

Dear Mr. Reynolds:

On behalf of VLOV, Inc. (the “Company” or “VLOV”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated March 14, 2011.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Planned Transfer to China Dong Rong, page 34

1.
We note your response to comment one in our letter dated February 15, 2011.  Please revise the filing to clarify how the transfer is to be completed prior to the sale.  For example, if delays prevent the transfer of all sales contracts and other assets into the foreseeable future, it is unclear what effect that would have on your “Planned Transfer” and reorganization. Also, please revise to clarify how either the transfer or sale could be delayed.

Response: The Company has amended its disclosures on page 34 of Amendment No. 6 of its Registration Statement on Form S-1 (the “Form S-1/A6”) to further explain the “Planned Transfer” and the sale of Yinglin Jinduren’s manufacturing-related assets, including the possible delays and the effects of such delays as follows:

“It is the Company’s present intention and that of the equity owners of Yinglin Jinduren to transfer the business operations currently conducted by Yinglin Jinduren to China Dong Rong by the second quarter of 2011, which is described below as the “Planned Transfer.”  The Company is also in the early stage of of evaluating its options related to the sale of Yinglin Jinduren’s Manufacturing-related Assets (as defined below) because the Company now outsources all of its manufacturing needs, but no definitive plans have been established and approved for such sale.  However, the completion of the Planned Transfer is not dependent on the completion of the sale of the Manufacturing-related Assets and as described more fully below, the Company plans to complete the Planned Transfer prior to the completion of the sale of the Manufacturing-related Assets.  Further, there is no assurance that the Company will be able to complete the sale of all of the Manufacturing-related Assets.

The following must occur in order to complete the “Planned Transfer” to China Dong Rong: (a) the Company’s receipt of approval of its pending application with the PRC Trademark Office for the transfer of trademarks from Yinglin Jinduren to China Dong Rong; (b) the transfer of all sales contracts with Yinglin Jinduren’s current customers to China Dong Rong; and (c) the transfer of the assets currently owned by Yinglin Jinduren that are needed to conduct design, sales and marketing operations (the “Sales and Marketing Assets”) to China Dong Rong (collectively, the “Planned Transfer”).  With respect to the transfer of the trademarks, the timing for completion of such transfer is subject to receipt of the PRC Trademark Office’s approval, which the Company currently anticipates will occur in the second quarter of 2011 although there is no assurance that approval will be received by then as the PRC Trademark Office is still processing the transfer as of the date of this prospectus.  The Company also currently anticipates completing the transfer of all sales contracts of Yinglin Jinduren’s current customers during the second quarter of 2011; however, as the Company also wants to effectuate such transfers with minimal disruption to the customers and the Company’s business, some transfers may not occur by the end of the second quarter of 2011.  Until a sales contract is transferred to China Dong Rong, Yinglin Jinduren will continue to service such contract.  The Company anticipates it will transfer ownership of the Sales and Marketing Assets toward the end of second quarter of 2011 at the discretion of Mr. Wu, depending on the progress of the transfer of the sales contracts.  The transfer of the Sales and Marketing Assets will be accomplished through an Asset Transfer Agreement that will be executed between Yinglin Jinduren and China Dong Rong at the time such transfer is to occur, which currently is anticipated to occur by the end of the second quarter of 2011.  Any delay in completing any of the three above-described transfers would delay the completion of the Planned Transfer, and as explained more fully below, the Company’s termination of the contractual arrangements with Yinglin Jinduren would also be delayed.

The Company now outsources its manufacturing and thus it is also planning to sell to third parties all of the assets of Yinglin Jinduren, other than the Sales and Marketing Assets, (the “Manufacturing-related Assets”), because such assets are no longer required for the Company to operate its clothing business.  These Manufacturing-related Assets include manufacturing equipment, land use rights and the building housing its manufacturing facilities.  However, the Company is still in the early stages of planning and has yet to establish a formal, definitive plan for such sale.  Further, delays in completing this sale may occur because there is no assurance that the Company will be able to immediately find buyers for some or all of the Manufacturing-related Assets.  The sale of land use rights and the building may also be delayed because such sales are subject to PRC government approval, which may take up to at least three months after entry into definitive agreements with potential buyers which have yet to be identified.  Any proceeds from the sale of these Manufacturing-related Assets will be distributed to HK Dong Rong which, in turn, will transfer such proceeds into China Dong Rong.

As described above, there may be some delays preventing the completion of both the Planned Transfer and the sale of the Manufacturing-related Assets.  The Company intends to exit from the contractual arrangements with Yinglin Jinduren only after both the Planned Transfer and the sale of all of the Manufacturing-related Assets have been completed because the contractual arrangements allow the Company to maintain its control over Yinglin Jinduren and the Manufacturing-related Assets until the completion of the sale of such assets and the transfer of the sales proceeds back to China Dong Rong.  Prior to the completion of the Planned Transfer and the sale of the Manufacturing-related Assets, the Company can operate all of its business operations through both China Dong Rong and Yinglin Jinduren.  The Company has direct control, through its 100% equity ownership of China Dong Rong, over fulfillment of sales contracts that have been transferred over to China Dong Rong from Yinglin Jinduren.  Through the contractual arrangements, the Company will also continue to maintain control over Yinglin Jinduren, which will continue to fulfill any sales contracts that remain with Yinglin Jinduren until all such contracts have been transferred over to China Dong Rong.  After the Planned Transfer is completed but prior to the completion of the sale of the Manufacturing-related Assets, the Company will operate all of its business operations through China Dong Rong, while continuing to control Yinglin Jinduren and the Manufacturing-related Assets via the contractual arrangements.”

2.
We note your response to comment three in our letter dated February 15, 2011 and statements that “[t]he Company will amend its Registration Statement immediately prior to its becoming effective.” Please note that we may have further comment.

Response: The Form S-1/A6 has been amended to include the revisions and additional disclosures that the Company stated would be added in our previous Response Letter dated March 1, 2011, including the revisions to the first risk factor on page 8 and the discussion on page 34 of the Form S-1/A6 regarding the security interests granted under the equity pledge agreement between HK Dong Rong and Yinglin Jinduren, the potential risks resulting from the security interests granted under the equity pledge agreement not being registered with the local Administration of Industry and Commerce, and also the added disclosure in the first paragraph on page 34 of the Form S-1/A6 as described in the Company’s response to comment seven in the Staff’s February 15, 2011 Comment Letter regarding the $8 million registered capital of China Dong Rong and a description of the amount and funding of China Dong Rong’s statutory reserve requirement.

3.
In this regard, your revised risk factor addressing potential risks of a failure to complete registration should (a) clarify, if true, that an inability “to enforce the security interests granted under the equity pledge agreement” could result in the loss of your assets, explaining the extent of such loss, and (b) state those circumstances that could require you to de-consolidate the PRC operations (e.g., a dispute between the registrant and the entities or persons with control of PRC operations.)

Response:  The Company has revised its risk factor on page 8 of the Form S-1/A6 to discuss the potential losses that may result if the Company is unable to enforce its security interests as granted under the equity pledge agreement, and also the circumstances under which the Company may be required to de-consolidate the PRC operations which would be if the Company’s losses of control over Yinglin Jinduren because Yinglin Jinduren and its equity owners either breach their obligations under the equity pledge agreement or other contractual arrangement agreements, or commit fraud in performing their obligations under the contractual arrangement agreements.

*     *     *     *     *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned if you have questions or if you need any additional information by telephone at (424) 239-1890, or by facsimile at (424) 239-1882.

Very truly yours,

LKP Global Law, LLP

/s/ Dominador Tolentino
Dominador Tolentino, Esq.